Exhibit 99.1

Company Registration nº 08818211
Atlantica Yield plc

Notice of Atlantica Yield plc  Annual General Meeting 2020 https://www.atlanticayield.com/web/en/investors/shareholders-general-meetings/2020/ and Financial Statements FOR THE YEAR ENDED DECEMBER 31, 2019 Company Registration nº 08818211 Atlantica Yield plc

Notice of Annual General Meeting 2020

Atlantica Yield plc

Notice of Annual General Meeting

(incorporated and registered in England and Wales under number 08818211)

Notice of the 2020 Annual General Meeting of Atlantica Yield plc to be held at 2.00 pm Madrid time (1.00 pm London time, 8.00 am Toronto time) on 5 May 2020 at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom (“UK”) and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada is set out in Part 2 of this document.

It is important that your shares be represented and voted at the Annual General Meeting. If you cannot attend and you are a shareholder of record, please complete and mail the enclosed Proxy Card in accordance with the instructions included therein. We would appreciate it if you could complete and return the Proxy Card before 30 April 2020, but in any event so as to arrive not later than 1.00 pm London Time on 1st May 2020.

If you decide to attend the Annual General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 4 of this document ("Questions and Answers about Voting") for further information about voting your shares.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Part 1

Chairman´s Letter

Atlantica Yield plc

(incorporated and registered in England and Wales under number 08818211)

Dear Shareholder,

I am pleased to be writing to you with details of our 2020 Annual General Meeting ("AGM") which we are holding at 2.00 pm Madrid time (1.00 pm London time, 8.00 am Toronto time) on Tuesday 5 May 2020.  The principal meeting place for the AGM will be at c/ Francisco Silvela 42, 4 floor, 28028 Madrid, Spain, with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada.  An audio-visual link will enable members attending the AGM, in person or by proxy at each venue to participate in the business of the meeting and to see and hear anyone else addressing the meeting. The formal notice of AGM is set out on page 4 of this document.  Detailed instructions on how to get to each venue are set out on page 12 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by completing the enclosed Proxy Card and returning it in accordance with the instructions printed therein as soon as possible. It must be received by 1.00 pm London time on 1st May 2020. Please also refer to the Proxy Statement set out in Part 4 of this document ("Questions and Answers about Voting") for further information about voting your shares.

The purpose of this letter is to accompany Atlantica Yield plc's Annual Report for the year ended 31 December 2019 (“2019 Annual Report”) which explains our performance in 2019 and our strategy, and to provide notice of the AGM. An explanation of the important matters of business to be considered at the AGM appears in Part 3 of this document.

In the meantime, on behalf of the Board, I look forward to welcoming you to Atlantica Yield plc's AGM.

Yours faithfully,

/s/ Daniel Villalba
Name: Daniel Villalba
Title: Chairman of the Board of Directors of Atlantica Yield plc

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Part 2

Atlantica Yield plc

Notice of Annual General Meeting

Notice is hereby given that the 2020 Annual General Meeting of Atlantica Yield plc ("Atlantica" or the "Company") will be held at 2.00 pm Madrid time (1.00 pm London time, 8.00 am Toronto time) on 5 May 2020 at c/ Francisco Silvela 42, 4 floor, 28028 Madrid, Spain, with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada to consider and, if thought fit, to pass Resolutions 1 to 8 inclusive and Resolutions 9 to 11 as special resolutions.

The Board considers the Resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole.

Resolution 1

Laying of reports and accounts (ordinary resolution)

To receive and adopt the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2019.

Resolution 2

Directors' remuneration report (ordinary resolution)

To approve the directors' remuneration report in the form set out on pages 97 to 107 in the annual report and accounts for the year ended 31 December 2019.

Resolution 3

Directors' remuneration policy (ordinary resolution)

To approve the directors' remuneration policy in the form set out on pages 107to 116 in the annual report and accounts for the year ended 31 December 2019.

Resolution 4

Re-election of Jackson Robinson as a director of the Company (ordinary resolution)

Resolution 5

Re-election of Andrea Brentan as a director of the Company (ordinary resolution)

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Resolution 6

Re-election of Robert Dove as a director of the Company (ordinary resolution)

Resolution 7

Re-election of Francisco J. Martinez as a director of the Company (ordinary resolution)

Resolution 8

Allotment of Share Capital (ordinary resolution)

That the directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ("Rights") up to an aggregate nominal amount of U.S.$ 3,386,722.07 and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, provided that this authority shall, unless renewed, varied or revoked, expire on the earlier of close of business on 8 August 2021 and the conclusion of the 2021 annual general meeting of shareholders, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the directors to allot shares and grant Rights be and are hereby revoked.

See notes on page 12.

Resolution 9

Disapplication of Pre-emption rights (special resolution)

Subject to the passing of Resolution 8, that the directors be and are hereby empowered pursuant to section 570(1) and section 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of the Companies Act 2006) for cash either pursuant to the authority conferred by Resolution 8 or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment up to an aggregate nominal amount of U.S.$ 3,386,722.07 and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, provided that this authority shall expire upon the expiry of the general authority conferred by Resolution 8 above, save that

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the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

See notes on page 12 and 13.

Resolution 10

Change in the Company name (special resolution)
To approve the change of the Company’s registered name from Atlantica Yield plc to
Atlantica Sustainable Infrastructure plc.

Resolution 11

Appropriation of Distributable Profits and Deeds of Release (special resolution)

That:

(a)
the appropriation of distributable profits of the Company (as shown in the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2019 to be approved at the AGM pursuant to Resolution 1) to the payment of each of (i) U.S.$ 2,236,072.89 million, corresponding to the portion of the dividend of U.S.$ 0.34 per ordinary share paid on 15 September 2018 which exceeded the amount of available distributable profits, (ii) the dividend of U.S.$ 0.36 per ordinary share paid on 14 December 2018, (iii) the dividend of U.S.$ 0.37 per ordinary share paid on 22 March 2019, (iv) the dividend of U.S.$ 0.39 per ordinary share paid on 14 June 2019, (v) the dividend of U.S.$ 0.40 per ordinary share paid on 13 September 2019, (vi) the dividend of U.S.$ 0.41 per ordinary share paid on 13 December 2019 and (vii) the dividend of U.S.$ 0.41 per ordinary share payable on 23 March 2020 (each, a “Relevant Distribution” and together, the “Relevant Distributions”) and together having a total value of U.S.$ 238,973,348.51 be and are authorized, each by reference to the same record date as the original accounting entries for the Relevant Distributions;

(b)
any and all claims which the Company has or may have arising out of or in connection with the payment of the Relevant Distributions against its shareholders who appeared on the register of shareholders on the relevant record date for each Relevant Distribution be waived and released, and a deed of release in favour of such shareholders be entered into by the Company in the form produced to the AGM (as set out in Annex 1 to this Notice of AGM) and any director of the Company in the presence of a witness, any two directors of the Company or any director of the Company and the Company Secretary be authorized to execute the same as a deed poll for and on behalf of the Company;

(c)
any distribution involved in the giving of the release referred to in paragraph (b) above in relation to the Relevant Distributions be made out of the relevant distributable profits of the Company appropriated to each Relevant Distribution by reference to the same record date as the original accounting entries for the Relevant Distributions; and

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(d)
any and all claims which the Company has or may have against each of the directors or former directors of the Company arising out of or in connection with the approval, declaration or payment of the Relevant Distributions be waived and released and that a deed of release in favour of each such individual be entered into by the Company in the form produced to the AGM (as set out in Annex 2 to this Notice of AGM) and any director of the Company in the presence of a witness, any two directors of the Company or any director of the Company and the Company Secretary be authorized to execute the same as a deed poll for and on behalf of the Company.

BY ORDER OF THE BOARD

Directors:

Daniel Villalba (Chairman and Independent Non-Executive Director)
Robert Dove (Independent Non-Executive Director)
Andrea Brentan (Independent Non-Executive Director)
Francisco Jose Martinez (Independent Non-Executive Director)
Jackson Robinson (Independent Non-Executive Director)
Ian Edward Robertson (Non-Executive Director)
Santiago Seage (CEO and Executive Director)
Christopher Kenneth Jarratt (Non-Executive Director)

Company Secretary:
Irene M. Hernandez Martin de Arriva

/s/ Daniel Villalba
Name: Daniel Villalba
Title: Chairman of the Board of Directors of Atlantica Yield plc

London, 17 March 2020

Registered in England and Wales no. 08818211

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Part 3

Notes to resolutions

The following pages give an explanation of the proposed resolutions.

Resolutions 1 through 8 inclusive will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each such resolution will be approved if the number of votes cast in favor exceed the number of votes cast against such resolution.

Resolutions 9, 10 and 11 will be proposed as special resolutions, which means that, assuming a quorum is present, each such resolution will be approved if shareholders holding at least 75% in nominal value of the outstanding shares entitled to vote for or against the resolution present in person or by proxy at the AGM vote in favor of the resolution.

Notes to Resolution 1 - Reports and accounts

The Board of Directors will present its reports and the accounts for the year ended 31 December 2019, which are contained in the Company's 2019 Annual Report, including the strategic report, the directors' report, the auditor's report and the financial statements (including consolidated financial statements and company’s financial statements).  The Board of Directors will also present the 2019 20-F Form, which was made public on 27 February 2019. The Company will provide shareholders at the AGM with the opportunity to receive and adopt the Company’s 2019 Annual Report and the 2019 20-F Form.

The Board recommends voting "For" this proposal.

Notes to Resolutions 2 and 3 – Directors' remuneration report and directors´ remuneration policy

This report is on the remuneration of the directors of Atlantica Yield for the period to 31 December 2019. It sets out the remuneration policy and remuneration details for the executive and non-executive directors of the Company. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended in August 2013.

The report is split into three main areas:

•	the statement by the chair of the remuneration committee;

•	the annual report on remuneration; and

•	the policy report.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors’ Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the Annual Report on remuneration that are subject to audit are indicated in that report. The statement by the chair of the remuneration committee and the policy report are not subject to audit.

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Shareholders will be invited to approve, by way of an advisory vote, the directors' remuneration report other than the directors' remuneration policy, which shareholders will be invited to approve by way of a binding vote.

The statement by the Chair of the Compensation Committee and the annual report on remuneration can be found in the Company's 2019 Annual Report. The annual report on remuneration gives details of the directors' remuneration for the financial year ended 31 December 2019 and includes the directors' remuneration set out as single figures, including the Chief Executive Officer´s remuneration, and the directors' shareholdings in the Company.

Resolution 2 to approve these items is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company auditors, Ernst & Young LLP, have audited those parts of the directors' remuneration report which are required to be audited and their report can be found in the Company's 2019 Annual Report. The report has been approved by the Board based on the recommendation of the Compensation Committee and signed on its behalf by the Chief Executive Officer.

The Board recommends voting "For" this proposal.

The directors' remuneration policy is set out in full in the 2019 Annual Report on pages 107 to 116. The directors' remuneration policy sets out the Company's proposed forward-looking policy on directors' remuneration (including the approach to exit payments to directors), the Chief Executive Officer's remuneration and the management team and key personnel and employees' remuneration policy.

The principal change to the current remuneration policy relates to the approval by the Board of the remuneration of the non-executive directors.

Resolution 3 to approve the directors' remuneration policy is a binding vote. If approved by shareholders, the directors’ remuneration policy will take effect immediately after the end of the AGM. If the directors’ remuneration policy is approved and remains unchanged, it will remain in effect for up to three years without further shareholder approval being required. If the Company wishes to change the policy within three years, it will need to put the revised policy to shareholders before it can implement the new policy.

The Board recommends voting "For" this proposal.

Notes to Resolutions 4 to 7 – Re-election of Directors

Resolutions 4 to 7 (inclusive) deal with the re-election of the Directors. In accordance with Article 73.1 of the Company's Articles of Association, five members of the Board should retire at the AGM. Only four of the retiring Board members are standing for re-election by the shareholders at the AGM as Daniel Villalba has indicated his willing of not to be re-elected at the AGM. Separate resolutions are being proposed for each of these re-elections.

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The Company’s 2019 Annual Report contains biographical details for all Directors offered for re-election.

The Board recommends voting “For” these proposals

Notes to Resolution 8 (Allotment of Share Capital) and 9 (Disapplication of pre-emption rights)

Share issues

These resolutions seek limited authority from shareholders for the Company to allot shares, and limited authority to allot shares without first offering them to existing shareholders.

Under Resolution 8, the directors are seeking authority to be able to allot ordinary shares equivalent to 33.3 per cent of the existing ordinary shares in the Company on a non-pre-emptive basis.

Under the Companies Act 2006, where shares are issued for cash or treasury shares are sold they must first be offered to the existing shareholders on a pre-emptive basis in accordance with the Companies Act 2006 in certain circumstances (unless they are sold in connection with an employee share scheme).

Under Resolution 9, the directors are seeking authority to be able to allot ordinary shares pursuant to the authority granted under Resolution 8 for cash without complying with the pre-emption rights in the Companies Act 2006 (“disapplication of pre-emption rights”).

Seeking the disapplication of pre-emptive rights gives the directors flexibility to make an offer to shareholders without following the procedure in Companies Act 2006.

Each of these authorities shall, unless renewed, varied or revoked, expire on the earlier of 8 August 2021 and the close of the 2021 annual general meeting.

As at the date of this letter the Company does not hold any shares in the capital of the Company in treasury.

Resolution 8 – Allotment of Share Capital

This Resolution authorises the directors to allot shares or grant rights to subscribe for or convert any securities into shares up to an agreement nominal amount of U.S.$ 3,386,722.07 (equivalent to approximately 33.3 per cent of the total issued ordinary share capital of the Company (excluding treasury shares) as at 17 March 2020). Allotments or issuances of ordinary shares for cash are subject to rights of pre-emption of the existing shareholders. If the shareholders approve Resolution 9 at the AGM, those pre-emption rights will be disapplied to a limited extent as set forth in Resolution 9 for new issues of shares subject to this resolution.

The Board recommends voting "For" this proposal.

Resolution 9 – Disapplication of pre-emptive rights

This Resolution allows the directors to allot shares and sell treasury shares for cash without first having to offer them to existing shareholders in proportion to their holdings as required

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

under section 561 of the Companies Act 2006. The power set out Resolution 9 would authorise the directors to allot shares or grant rights to subscribe for or convert any securities into shares for cash pursuant to the authority granted under Resolution 8 and/or pursuant to section 573 of the Companies Act 2006 up to an aggregate nominal amount of U.S.$ 3,386,722.07 (equivalent to approximately 33.3 per cent of the total issued ordinary share capital of the Company (excluding treasury shares) as at 17 March 2020). The directors have no present intention of exercising these authorities but consider it appropriate to maintain the flexibility that this authority provides to respond to market developments and to enable shares to be issued to finance business opportunities as they may arise.

The Board recommends voting “For” this proposal.

Notes to Resolution 10 – Change in Company Name

To approve the change of the Company’s registered name from Atlantica Yield plc to
Atlantica Sustainable Infrastructure plc.

The Board recommends voting “For” this proposal.

Notes to Resolution 11 – Appropriation of Distributable Profits and Deeds of Release

The Board has become aware of certain technical infringements in respect of the declaration and payment of each of (i) U.S.$ 2.2 million, being the portion of the dividend of U.S.$ 0.34 per ordinary share paid on 15 September 2018 exceeding the amount of available distributable profits, (ii) the dividend of U.S.$ 0.36 per ordinary share paid on 14 December 2018, (iii) the dividend of U.S.$ 0.37 per ordinary share paid on 22 March 2019, (iv) the dividend of U.S.$ 0.39 per ordinary share paid on 14 June 2019, (v) the dividend of U.S.$ 0.40 per ordinary share paid on 13 September 2019, (vi) the dividend of U.S.$ 0.41 per ordinary share paid on 13 December 2019 and (vii) the dividend of U.S.$ 0.41 per ordinary share payable on 23 March 2020 (each, a “Relevant Distribution” and together, the “Relevant Distributions”).

The Companies Act 2006 provides that a public company may pay a dividend out of its distributable profits as shown in the last accounts circulated to members or, if interim accounts are used, those that have been filed at Companies House prior to declaring such dividends.

It has become apparent that at the time the Relevant Distributions referred to in sub-paragraphs (i) to (iii) above were declared, the Company did not have sufficient distributable profits due to a delay in completing a capital reduction procedure. The Companies Act 2006 provides that a public company may reduce its share capital or share premium account by (i) obtaining the approval of its shareholders by special resolution and (ii) obtaining confirmation of the reduction by the High Court. At the Company’s AGM held on 11 May 2018, the Company received shareholder approval for the redemption of the share premium account in the amount of U.S.$ 500,000,000. However, the Company did not complete the High Court confirmation procedure to satisfy the requirements under the Companies Act 2006 in order for the reduction of the share premium account to be legally effective until 7 May 2019.

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The Company's accounts for the year ended 31 December 2018 incorrectly show the above mentioned redemption of the share premium account in the amount of U.S.$ 500,000,000 as completed in 2018 and therefore cannot justify a distribution in accordance with the Companies Act 2006. Therefore, while the Company had sufficient distributable reserves at the time of declaring the Relevant Distributions referred to in sub-paragraphs (iv) to (vii) above, such reserves were not shown in accounts which meet the requirements of the 2006 Companies Act.

As a result, the Relevant Distributions were made otherwise than in accordance with the Companies Act 2006.

The consequence of the Relevant Distributions having been made otherwise than in accordance with the Companies Act 2006 is that the Company may have claims against past and present shareholders who were recipients of the Relevant Distributions and against persons who were directors of the Company at the time of payment of the Relevant Distributions. The Board notes, however, that the Company has no intention of bringing any such claims and that the Company's financial condition and ability to pay future dividends are entirely unaffected by this matter due to the following:

•
The proposed authorisation of the appropriation of the Company’s distributable profits to the payment of each of the Relevant Distributions and the entry by the Company into the Shareholders’ Deed of Release attached as Annex 1 will have no impact on the Company’s financial position. This is because the aggregate amount of the Relevant Distributions is equal to and offset by the release of each shareholder receiving a Relevant Distribution from the liability to repay the amount already paid, and the Company will not be required to make any further payments to shareholders in respect of the Relevant Distributions. In addition, the Company has not recorded or disclosed its right to potentially make claims against shareholders in respect of the Relevant Distributions as an asset or contingent asset of the Company.

•
Similarly, the entry by the Company into the Directors’ Deed of Release attached as Annex 2 will have no impact on the Company’s financial position as the Company has not recorded or disclosed its right to potentially make claims against directors in respect of the Relevant Distributions as an asset or contingent asset of the Company.

The purpose of Resolution 11 is to remedy the potential consequences of the Relevant Distributions by giving the Board authority to (i) appropriate the distributable profits of the Company to the payment of each of the Relevant Distributions and (ii) enter into the deeds of release described above and attached as Annex 1 and Annex 2, in order to put all potentially affected parties in the position, so far as possible, in which they were always intended to be had the Relevant Distributions been made in accordance with the requirements of the Companies Act 2006.

Given the interests of the directors in Resolution 11 it is not appropriate for the Board to provide a recommendation in this instance but recommends that shareholders do vote on Resolution 11.

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Part 4

Proxy statement for the 2020 Annual General Meeting of shareholders to be held on 5 May 2020

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and the proxy card ("Proxy Card") because the Board of Directors of Atlantica Yield plc ("Atlantica" or the "Company") is soliciting your proxy to vote at the 2020 Annual General Meeting of shareholders ("AGM") to be held on Friday, 5 May 2020, at 2.00 pm Madrid time (1.00 pm, London time, 8.00 am Toronto/New York time), at c/ Francisco Silvela 42, 4 floor, 28028 Madrid, Spain, with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada.

•	Proxy Statement: this Proxy Statement summarizes information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

•	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of 2020 AGM, the Proxy Statement and the Proxy Card to our shareholders of record as of 20 March 2020. In this mailing, we are also including our 2019 Annual Report for the year ended 31 December 2019 ("2019 Annual Report”).

Important Notice Regarding the Availability of Proxy Materials for the AGM to be held on 5 May 2020

A copy of our 2019 Annual Report, notice of our 2020 AGM, Proxy Statement and Proxy Card, and other information required by section 311A of the Companies Act 2006, are available at https://www.atlanticayield.com/web/en/investors/shareholders-general-meetings/2020/

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Questions and Answers about Voting

1.         Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 3 April 2020 to all shareholders of record entitled to vote at the AGM.

2.         Who can vote at the AGM?

Only shareholders of record at the close of business on the record date, 1 May 2020, (“Vote Record Date”) will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA ("Computershare") then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.         What constitutes a quorum?

For the purposes of the AGM, the required quorum is at least two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member).  In accordance with the Company's Articles of Association, a member present in person or by proxy at a satellite meeting shall be counted in the quorum.

How do I vote my shares?

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Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's Articles of Association.

If you hold shares in “street name” - you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

If you are a “shareholder of record” - you may appoint a proxy to vote on your behalf by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; by 1.00 pm (London time) on 1st May 2020. Alternatively, you can vote in person by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

4.        Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you.  Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

5.         How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

6.        Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy 48 hours before the time of voting at the AGM in several ways by:

(1)	mailing a revised Proxy Card dated later than the prior Proxy Card;

(2)	voting in person at the AGM; or

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

(3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in “street name” - you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the AGM?”

7.        Who counts the votes?

Broadridge Financial Solutions ("Broadridge") has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

8.          How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

9.         How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

10.      What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s licence or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

11.      What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the AGM.

12.      How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

13.      What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

14.      What if I have questions during the AGM?

If you wish to ask a question, please tell the Company Secretary on entry to the auditorium.

Please endeavor to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder.  Of course, if shareholders have further questions the Chairman will endeavor to accommodate these.

15.      May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

16.      As a member, which materials can I require to the Company to publish on its website?

Members satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM.  The Company cannot require the members requesting the publication to pay its expenses.  Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website.  The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

17.      Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company, N.A. (within the U.S., U.S. Territories and Canada).

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

18.      How can I find out the results of the voting at the AGM?

Voting results will be announced by the filing of a current report on Form 6-K.

19.      How do I get to the AGM venue?

To facilitate the organization and administration of the AGM, the directors decided to hold the AGM at three locations.  The meeting will be held at 2.00 pm Madrid time (1.00 pm London time, 8.00 am Toronto time) on 5 May 2020 at c/ Francisco Silvela 42, 4 floor, 28028 Madrid, Spain, with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada.

Maps & Directions

For satellite navigation directions to the principal meeting place, please use the post code 28028 Madrid, Spain

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

For satellite navigation directions to the satellite meeting place in the UK, please use the post code TW8 9DF

For satellite navigation directions to the satellite meeting place in Canada, please use the post code ON M5K 1J5

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

20.      How do I contact the Company if I have any queries?

You may contact the Company at:

Atlantica Yield plc
Company Secretary´s Office
Director of Investors Relations
Great West House, GW1, 17th Floor,
Great West Road, Brentford, Middlesex,
Greater London, TW8 9DF United Kingdom
Tel: +(44) 207 098 4384
e-mail: ir@atlanticayield.com

You may contact the Transfer Agent at:
Computershare Trust Company, N.A.
Telephone Toll Free (In the US/Canada)
1-866 242 3610
Foreign Shareholders (Outside the US)
+1 (732) 491 0655

By Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

By Overnight Delivery:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States of America

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Annex 1

Shareholders’ Deed of Release

THIS DEED POLL is made on [●] 2020

BY ATLANTICA YIELD PLC (registered number 08818211) whose registered office is at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF United Kingdom (the “Company”) in favour of the Recipient Shareholders (as defined below).

WHEREAS:

(A)
As explained in the Notice of Annual General Meeting addressed to the shareholders of the Company dated ….March2020 that is appended to this deed poll (the “AGM Notice”), the board of directors of the Company has become aware of a technical infringements in respect of the Company’s procedures for the payment of each of (i) U.S.$ 2,236,072.89million, being the portion of the dividend of U.S.$ 0.34 per ordinary share paid on 15 September 2018 exceeding the amount of available distributable profits, (ii) the dividend of U.S.$ 0.36 per ordinary share paid on 14 December 2018, (iii) the dividend of U.S.$ 0.37 per ordinary share paid on 22 March 2019, (iv) the dividend of U.S.$ 0.39 per ordinary share paid on 14 June 2019, (v) the dividend of U.S.$ 0.40 per ordinary share paid on 13 September 2019, (vi) the dividend of U.S.$ 0.41 per ordinary share paid on 13 December 2019 and (vii) the dividend of U.S.$ 0.41 per ordinary share payable on 23 March 2020 (the “Relevant Distributions”).

(B)
The Company has been advised that, as a consequence of the Relevant Distributions having been made otherwise than in accordance with the Companies Act 2006, it may have claims against past and present shareholders who were recipients of one or more of the Relevant Distributions (the “Recipient Shareholders”).

(C)
Pursuant to the Resolution set out in the AGM Notice and duly passed by the Company’s shareholders in the annual general meeting on 5 May 2020, the Company proposes to waive and release any and all claims which it has or may have in respect of the Relevant Distributions against the Recipient Shareholders and wishes to enter into this deed poll in favour of the Recipient Shareholders in order to effect the same.

THIS DEED POLL WITNESSES as follows:

1.	RELEASE

The Company unconditionally and irrevocably waives and releases each of the Recipient Shareholders from any and all liability that any such Recipient Shareholder has or may have to the Company and all claims and demands the Company has or

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

may have against each of them in connection with receipt by them of all or part of the Relevant Distributions.

2.	GOVERNING LAW

This deed poll is governed by English law. Any non-contractual obligations arising out of or in connection with this deed poll shall be governed by English law.

IN WITNESS WHEREOF this deed poll has been executed and has been delivered on the date which appears first on page 1.

EXECUTED as a deed poll by Atlantica Yield plc	)
acting by	,	)
a director	)	Director
[and acting by	,	)
a director / the Company Secretary	)	Director / Company Secretary]

[OR]

[in the presence of
Witness’ Signature:
Name:
Address:

]

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Annex 2

Directors’ Deed of Release

THIS DEED POLL is made on [●] 2020

BY ATLANTICA YIELD PLC (registered number 08818211) whose registered office is at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF United Kingdom (the “Company”) in favour of each of the current and certain former directors of the Company, whose names are set out in the schedule to this deed (the “Directors”).

WHEREAS:

(A)
As explained in the Notice of Annual General Meeting addressed to the shareholders of the Company dated …March 2020 that is appended to this deed poll (the “AGM Notice”), the board of directors of the Company has become aware of a technical infringements in respect of the Company’s procedures for the payment of each of (i) U.S.$ 2,236,072.89 million, being the portion of the dividend of U.S.$ 0.34 per ordinary share paid on 15 September 2018 exceeding the amount of available distributable profits, (ii) the dividend of U.S.$ 0.36 per ordinary share paid on 14 December 2018, (iii) the dividend of U.S.$ 0.37 per ordinary share paid on 22 March 2019, (iv) the dividend of U.S.$ 0.39 per ordinary share paid on 14 June 2019, (v) the dividend of U.S.$ 0.40 per ordinary share paid on 13 September 2019, (vi) the dividend of U.S.$ 0.41 per ordinary share paid on 13 December 2019 and (vii) the dividend of U.S.$ 0.41 per ordinary share payable on 23 March 2020 (the “Relevant Distributions”).

(B)
The Company has been advised that, as a consequence of the Relevant Distributions having been made otherwise than in accordance with the Companies Act 2006, it may have claims against each of the Directors.

(C)
Pursuant to the Resolution set out in the AGM Notice and duly passed by the Company’s shareholders in the Company’s annual general meeting on 5 May 2020, the Company proposes to waive and release any and all claims which it has or may have in respect of the Relevant Distributions against the Recipient Shareholders and wishes to enter into this deed poll in favour of the Recipient Shareholders in order to effect the same.

THIS DEED POLL WITNESSES as follows:

1.	RELEASE

The Company unconditionally and irrevocably waives and releases each of the Directors from any and all liability that any of them has or may have to the Company and all claims and demands the Company has or may have against each of them, including, without limitation, any derivative action from or on behalf of shareholders of the Company, in connection with receipt by them of all or part of the Relevant Distributions.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

2.	GOVERNING LAW

This deed poll is governed by English law. Any non-contractual obligations arising out of or in connection with this deed poll shall be governed by English law.

IN WITNESS WHEREOF this deed poll has been executed and has been delivered on the date which appears first on page 1.

EXECUTED as a deed poll by Atlantica Yield plc	)
acting by	,	)
a director	)	Director
[and acting by	,	)
a director / the Company Secretary	)	Director / Company Secretary]

[OR]

[in the presence of
Witness’ Signature:
Name:
Address:

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055

Great West House, GW1, 17th Floor Great West Road Brentford TW8 9DF London, UK T + 44 203 547 8055